Exhibit 99.1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
AND RISK FACTORS

In passing the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Congress encouraged public companies to make “forward-looking statements” by creating a safe harbor to protect companies from securities law liability in connection with forward-looking statements. White Electronic Designs Corporation (the “Company”) intends to qualify both its written and oral forward-looking statements for protection under the Reform Act and any other similar safe harbor provisions.

Special Note Concerning Forward Looking Statements

Certain matters discussed in this report contain forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for such forward-looking statements. The words “believe,” “expect,” “anticipate” and other similar statements of expectations identify forward-looking statements.

Forward looking statements in this report include expectations regarding the future demand for the Company’s products; expectations regarding future sales in the telecommunications and data communications markets; expectations regarding future interest expense; the effect of interest rate changes; the appropriateness and amounts of expected future research and development expenditures; the availability of future cash from operations and funding sources for expected capital expenditures and liquidity for the next twelve months and for the long term; the effect of accounting changes on amortization of goodwill; the effect of IDS revenues, margins, and operating expenses on future Company consolidated financials; the expectations of gross margin percentages in the future; and the expectation that international sales will continue to account for a significant portion of the Company’s net sales, all of which speak only as of the date the statement is made. These forward-looking statements are based largely on Management’s expectations and are subject to a number of risks and uncertainties, some of which cannot be predicted or quantified and are beyond the Company’s control.

Certain risks that could cause results to differ materially from Management’s expectations include difficulties associated with successfully integrating the Company’s and IDS’s businesses and technologies, reductions in demand for the Company’s products, the loss of a significant customer, the inability to procure required components, any further downturn in the high technology data and telecommunications industries, reductions in military spending or changes in the acquisition requirements for military products, the inability to develop, introduce and sell new products or the inability to develop and implement new manufacturing technologies, the ability to locate appropriate acquisition candidates, negotiate an appropriate purchase price, and integrate into the Company the people, operations, and products from acquired businesses, and changes or restrictions in the practices, rules and regulations relating to sales in international markets.

Risk Factors

Risks Relating to Our Business

We are dependent on military sales for a large portion of our revenue and profits, and changes in military spending could negatively affect us.

Our current orders from defense-related companies account for a material portion of our overall revenue. Military related sales accounted for approximately 52% of our overall sales in fiscal year 2002 and 47% of our overall sales in fiscal year 2001. Military capital expenditure levels depend on factors that are outside of our control. In addition, the United States defense industry is moving toward the purchase of commercial off-the-shelf products rather than those manufactured as compliant to specified military standards. To the extent that our products are substituted with commercial off-the-shelf products, we would not be able to supply these products. Changes in demand for microelectronics and display products have adversely affected our sales and profits in the past, and may have such an adverse effect in the future. Reductions or changes in military spending could have a further adverse effect on our sales and profits. Even if military spending continues to increase, shifts in military spending away from weapons development programs to areas that we do not supply, such as personnel and infrastructure, would also negatively affect our sales and profits.

We recently acquired Interface Data Systems and we may engage in other acquisitions and we cannot assure you that any potential acquisition will be successful.

We are looking for strategic opportunities to grow and diversify our product offerings through acquisitions. In this regard, we recently completed the acquisition of Interface Data Systems. Your evaluation of our business and prospects may be difficult because of our limited operating history with Interface Data Systems. There can be no assurance that we will be successful in integrating the operations of Interface Data Systems, identifying other appropriate candidates, or integrating products and operations with any such candidates, which we may acquire.

Any such acquisitions could involve the dilutive issuance of equity securities and/or the incurrence of debt. In addition, acquisitions may involve numerous additional risks, including:

•	the diversion of the attention of our management team from other business concerns;

•	risks of entering into markets or producing products where we have limited or no experience, including the integration of the purchased technologies and products with our technologies and products;

•	the potential loss of key customers of an acquired company;

•	the potential loss of key personnel of an acquired company; and

•	exposure to unanticipated liabilities of an acquired company.

Even when an acquired company has already developed and marketed products, there can be no assurance that the products will continue to be successful, that product enhancements will be made in a timely fashion or that all pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products.

Our customers may cancel their orders, change production quantities or delay production at any time, which could materially reduce our revenue and operating results.

We generally do not receive firm, long-term purchase commitments from our original equipment manufacturer customers. Customers may cancel their orders, change production quantities or delay production for a number of reasons. Many of our customers’ industries are experiencing a significant decrease in demand for their products and services. The generally uncertain economic condition of several of the industries of our customers has resulted, and may continue to result, in some of our customers delaying the delivery of some of the products we manufacture for them, and placing purchase orders for lower volumes of products than anticipated. Cancellations, reductions or delays by a significant customer or by a group of customers would seriously harm our results of operations for a period by reducing our revenues in that period. In addition, because many of our costs and operating expenses are fixed, a reduction in customer demand could harm our gross profit and operating income.

We have a highly concentrated customer base and, as a result, our net revenue could decline significantly if we lost a major customer.

A large portion of our net revenues have been derived from sales to a small number of our customers. Our five largest customers accounted for approximately 26% and 29% of our net revenue in fiscal years 2001 and 2002, respectively. Our customers are not subject to any minimum purchase requirements and can discontinue the purchase of our products at any time. In the event one or more of our major customers reduces, delays or cancels orders with us, and we are not able to sell our services and products to new customers at comparable levels, our net revenues could decline significantly. In addition, any difficulty in collecting amounts due from one or more key customers would negatively impact our results of operations.

We depend on original equipment manufacturer customers for the sale of our products and the failure of these customers to achieve significant sales of products incorporating our components would reduce our revenues and operating results.

We sell a substantial portion of our products to original equipment manufacturers. The timing and amount of sales to these customers ultimately depend on sales levels and shipping schedules for the products into which our components are incorporated. We have no control over the volume of products shipped by our original equipment manufacturer customers or shipping dates, and we cannot be certain that our original equipment manufacturer customers will continue to ship products that incorporate our components at current levels or at all. Our business will be harmed if our original equipment manufacturer customers fail to achieve significant sales of products incorporating our components or if fluctuations in the timing and volume of such sales occur. Failure of these customers to inform us of changes in their production needs in a timely manner could also hinder our ability to effectively manage our business.

We depend on the continuing trend of outsourcing by original equipment manufacturers and prime military contractors.

Future growth in our revenue depends in part on new outsourcing opportunities, in which we assume additional manufacturing and supply chain management responsibilities from original equipment manufacturers and prime military contractors. To the extent that these opportunities are not available, either because original equipment manufacturers or prime military contractors decide to perform these functions internally or because they use other providers of these services, our results of operations may be adversely affected.

Our failure to comply with United States Government laws and regulations would reduce our ability to be awarded future military business.

We must comply with laws and regulations relating to the formation, administration and performance of federal government contracts, which affects our military business and may impose added cost on our business. We are subject to government investigations of our policies, procedures, and internal controls for compliance with procurement regulations and applicable laws. If a government investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including the termination of our contracts, the forfeiture of profits, the suspension of payments owed to us, fines, and our suspension or debarment from doing business with federal government agencies. Since military sales accounted for approximately 52% of our business in fiscal year 2002, any debarment or suspension of our ability to obtain military sales would greatly reduce our overall revenue and profits, and would likely affect our ability to continue as a going concern.

We may fail to meet expectations because our revenues, gross margins, and profits are very likely to fluctuate from period to period.

Our operating results have varied in the past and are very likely to continue to fluctuate in the future. In connection with our business, a wide array of factors could cause our revenues, gross margins, and profits to fluctuate in the future from period to period. In addition to other factors mentioned in this prospectus, primary factors that might affect our results of operations in this regard include:

•	our inability to adjust expenses for any particular quarter in response to revenue shortfalls because a substantial component of our operating expenses are fixed costs;

•	the cyclical nature of the markets in which we serve;

•	any adverse changes in the mix of products that we sell;

•	the complexity of our manufacturing processes and the sensitivity of our production costs to declines in manufacturing yields, which make yield problems both possible and costly when they occur;

•	differences in the profitability of the types of manufacturing services we provide. For example, high volume and low complexity commercial keypads have lower gross margins than high complexity microelectronic devices for defense contractors; and

•	expenses associated with acquisitions.

As a result of any of these or other factors we could fail to achieve our expectations as to future revenues, gross profit and income from operations. Any downward fluctuation or failure to meet expectations will likely adversely affect the value of an investment in our securities. Due to the foregoing factors, it is likely that in some future quarter our operating results will be below the expectations of public market analysts and investors. In such an event, the price of our common stock is likely to decline.

If we fail to match our costs to our selling prices in an industry where selling prices tend to decline over a short time period, we will not be competitive in the marketplace and our sales and profits will decline.

Even in the absence of cyclical conditions, the average selling prices of our products have historically decreased during the products’ lives, and we expect this trend to continue, especially with respect to sales in the commercial markets. In order to offset these average selling price decreases, we attempt to decrease manufacturing costs, and introduce new, higher priced products that incorporate advanced features. If these efforts are not successful, we will not be competitive in the marketplace and our sales and profits will decline, possibly leading to our exit from certain markets or sectors.

In addition to following the general pattern of decreasing average selling prices, the selling prices for certain products, particularly random access memory (RAM) or static random access memory (SRAM) products and liquid crystal displays, fluctuate significantly with real and perceived changes in the balance of supply and demand for these products. In the event we are unable to decrease per unit manufacturing costs faster than the rate at which average selling prices continue to decline, our business, financial condition and results of operations will be seriously harmed. In addition, we expect our competitors to invest in new manufacturing capacity and achieve significant manufacturing yield improvements in the future. These developments could result in a dramatic increase in worldwide supply and result in associated downward pressure on prices.

We have a lengthy sales cycle, which increases the likelihood that our quarterly revenue will fluctuate and which may, in turn, adversely affect the market price of our common stock.

Due to the complexity of our technology, our customers perform, and require us to perform, extensive process and product evaluation and testing, which results in a lengthy sales cycle. Our sales cycles often last for several months, and may last for up to a year or more. As a result of this lengthy sales cycle, our revenue and operating results may vary unpredictably from period to period. This fact makes it more difficult to forecast our quarterly results and can cause substantial variations in operating results from quarter to quarter that are unrelated to the long-term trends in our business. This lack of predictability and variability in our results could harm our stock price and could significantly affect it in particular periods.

Our failure to detect unknown defects in our products could materially harm our relationship with customers, our reputation and our business.

Notwithstanding the testing that we perform on our products, defects could be found in our existing or new products. These defects could result in product liability or warranty claims. In addition, any defects found in our products could result in a loss of revenue or market share, failure to achieve market acceptance, injury to our reputation, indemnification claims, litigation, increased insurance costs and increased service costs, any of which could discourage customers from purchasing our products. Although we maintain a warranty reserve, we cannot assure you that this reserve will be sufficient to cover our warranty or other expenses that could arise in the future as a result of defects found in our products.

We rely on outsourcing some of our manufacturing requirements to strategic partners in Asia to decrease our manufacturing costs.

As part of our strategy to decrease manufacturing costs, we outsource some of our manufacturing requirements to strategic partners in Taiwan. Outsourcing, particularly with international manufacturers, carries certain risks, including:

•	the outsourcing contractors’ ability to manufacture products that meet our technical specification and that have minimal defects;

•	the outsourcing contractors’ ability to honor their product warranties;

•	the financial solvency, labor concerns and general business condition of our outsourcing contractors;

•	unexpected changes in and the burdens and costs of compliance with a variety of foreign laws and regulatory requirements; and

•	political and economic instability in overseas locations.

We are dependent on international markets for a large portion of our sales and purchases.

Foreign suppliers of semiconductor and display related materials are regularly threatened with, or involved in, pending trade disputes and sanctions. During the period between 1997 and 1999, for example, we were forced to pay high tariffs to import various semiconductor parts from Taiwan. If any trade disputes or sanctions arise that affect our suppliers, we would be unable to get access to critical sources of raw materials we need to produce our products and our business could be adversely affected.

We anticipate that our international sales will continue to account for a significant portion of our net sales. In fiscal year 2002, foreign sales accounted for approximately 32% of our overall sales. Approximately $16 million of our fiscal year 2002 sales were to approved foreign military equipment manufacturers, and if the United States Government placed restrictions on exporting military technology using our products in countries where we have customers, it could cause a significant reduction in our sales and profits.

As a result of our dependence on international markets, a significant portion of our sales and purchases are subject to the risks of international business such as:

•	fluctuations in foreign currencies may adversely affect the prices of our products and the prices of raw materials used in our products;

•	trade disputes;

•	changes in regulatory requirements, tariffs and other barriers;

•	the possibility of quotas, duties, taxes or other changes or restrictions upon the importation or exportation of our products implemented by the United States Government;

•	the timing and availability of export licenses;

•	general political and economic conditions in the countries in which we sell our products;

•	language and other cultural differences which may inhibit our sales and marketing efforts and create internal communication problems among our United States and foreign counterparts;

•	costs of complying with a variety of laws; and

•	difficulty of accounts receivable collections.

Most of our technological capabilities are not subject to patents or licenses and, as a result, may not be adequately protected.

The products we sell from both our microelectronic segment and our display segment require a large amount of engineering design and manufacturing expertise. However, the majority of our technological capabilities are not protected by patents and licenses. We rely on the expertise of our employees, and our learned experiences in both the design and manufacture of our products. If we were to lose one or more of our key employees, then we would likely lose some portion of our institutional knowledge and technical know-how. It is possible, and it has occurred in the past, that a competitor may also learn to design and produce products with similar performance abilities as our products. If a competitor were to do so, it may result in increased competition, and a reduction of sales for our products.

We rely on trade secret protection for our technology, in part through confidentiality agreements with our employees, consultants and third parties. However, if these agreements are found to be unenforceable, we may be unable to adequately protect our technology. Additionally, these parties may breach these agreements, and, since many agreements are made with companies much larger than us, we may not have adequate financial resources to adequately enforce our rights. Also, others may come to know about or determine our trade secrets through a variety of methods. In addition, the laws of certain territories in which we develop, manufacture or sell our products may not protect our intellectual property rights to the same extent as the laws of the United States.

While we are currently not aware of any claims available to us, or against us, for the infringement of intellectual property rights, any such claim could divert the efforts of our technical and management personnel and require us to spend significant resources to develop or otherwise obtain non-infringing technology. Any successful claim against us would likely require us to pay substantial damages or cease the use and sale of infringing products, or both.

Our business is dependent upon retaining key personnel and attracting new employees.

Our success depends to a significant degree upon the continued contributions of Hamid R. Shokrgozar, our Chief Executive Officer, and other senior management and key personnel. The loss of the services of Mr. Shokrgozar or any of our senior management or key personnel could adversely affect our business. We may not be able to retain these employees and searching for their replacements could divert the attention of other senior management and increase our operating expenses. Of our current executive officers, only Mr. Shokrgozar has an employment contract with us. We currently do not maintain any key person life insurance.

To manage our operations effectively, we will need to hire and retain additional qualified employees in the areas of product design, engineering, operations management, manufacturing production and sales. We may have difficulty recruiting these employees or integrating them into our business.

Our failure to comply with environmental regulations could subject us to costs and production delays.

We currently use limited quantities of hazardous materials common to our industry in connection with the production of our products. We must follow federal, state and local environmental laws and regulations regarding the handling, storage and disposal of these materials. To our knowledge, we are currently in material compliance with all federal, state and local environmental laws and regulations regarding the handling, storage and disposal of these materials. We could possibly be subject to fines, suspensions of production, alteration of our manufacturing processes or interruption or cessation of our operations if we fail to comply with present or future laws or regulations related to the use, storage, handling, discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing processes. These regulations could require us to acquire expensive remediation equipment or to incur other expenses to comply with environmental regulations. Our failure to control the use, disposal or storage of, or adequately restrict the discharge of, hazardous substances could subject us to liabilities and production delays, which could cause us to temporarily miss our customer’s delivery schedules, thereby reducing our sales for a given period. We may also have to pay noncompliance fines or other remediation costs, which would reduce our profits for a given period.

Risks Relating to Our Industry

Our financial results could be seriously harmed if the markets in which we sell our products do not grow.

Our continued success depends in large part on the continued growth of various market sectors that use our products, including the following:

•	military equipment;

•	data and voice communications and telecommunications equipment;

•	transportation;

•	computers and computer related peripherals;

•	medical electronics and equipment;

•	consumer appliances;

•	consumer electronics; and

•	industrial controls.

Approximately 17% of our fiscal year 2002 product sales and 45% of our fiscal year 2001 product sales were incorporated into data and voice communications end-products. The telecommunications industry has declined, and it is reasonable to assume that the telecommunications industry could continue to experience declines for foreseeable future. Slower growth in the other markets in which we sell our products could reduce our sales revenue, adversely affecting our business, financial condition and results of operations. For example, decreases in demand in the consumer electronics and consumer appliance industries, could negatively impact our sales and profits for our recently acquired subsidiary, Interface Data Systems.

Our financial results could be adversely effected if we fail to develop, introduce and sell new products or fail to develop and implement new manufacturing technologies.

We operate in a highly competitive, quickly changing environment marked by rapid obsolescence of existing products. The future success of our business will depend in large part upon our ability to maintain and enhance our technological capabilities, make required capital investments, design, develop, manufacture, market and sell services and products that meet our customers’ changing needs, and successfully anticipate or respond to technological changes on a cost effective and timely basis.

Our sales will be reduced either through loss of business to one of our competitors, or discontinuance of our products in the market if any of the following occur:

•	we fail to complete and introduce new product designs in a timely manner;

•	we are unable to design and manufacture products according to the requirements of our customers;

•	our customers do not successfully introduce new systems or products incorporating our products;

•	market demand for our new products does not develop as anticipated; or

•	we are unable to obtain raw materials in a timely manner or at favorable prices.

In particular, many of our display products have been developed based on products procured from Sharp Electronics Corporation. Our competitors in the enhanced display products market are investing substantial resources to develop flat panel displays using alternative technologies. If our competitors are successful in developing new products that offer significant advantages over our products, and we are unable to improve our technology or develop or acquire alternative technology that is more competitive, we will lose business to our competitors and our sales and profits from the display segment will be greatly reduced.

Increasing complexity in our microelectronics segment generally requires the use of smaller semiconductor chips. This makes manufacturing new generations of products substantially more difficult than prior products. Ultimately, whether we can successfully introduce these and other new products depends on our ability to develop and implement new ways of manufacturing our products. If we are unable to design, develop, manufacture, market and sell new products successfully, we will lose business and possibly be forced to exit from the particular market or sector.

We depend on limited suppliers for certain critical raw materials. Our inability to obtain sufficient raw materials at favorable prices could increase our prices or otherwise harm our business.

Our manufacturing operations require raw materials that must meet exacting standards. The most significant raw materials that we purchase are memory devices in wafer, die, and component forms and active matrix liquid crystal display technology (AMLCD) panels. Shortages of wafers and other raw materials may occur when there is a strong demand for memory integrated circuits and other related products. AMLCD panels may also be in short supply at times. We rely heavily on our ability to maintain access to steady sources of these raw materials at favorable prices. We are highly dependent on one SRAM semiconductor manufacturer for memory devices, one major display manufacturer of AMLCD panels, and one package manufacturer of ceramic packages for military components. We do not have specific long-term contractual arrangements with our suppliers but we believe we are on good terms with our suppliers. We cannot assure you that we will continue to have access to our current sources of supply or that we will not encounter supply problems in the future. Any interruption in our supply of raw materials could reduce our sales in a given period, and possibly cause a loss of business to a competitor, if we could not reschedule the deliveries of our product to our customers. In addition, our gross margins could suffer if the prices for raw materials increase, especially with respect to sales associated with military contracts where prices are typically fixed.

The display industry is dominated by several foreign glass suppliers. We are dependent on one of these foreign suppliers for glass. Any disruption of glass supplies from this supplier would cause us to delay deliveries to our customers, which could lead to a loss of business and reduced profits from our display segment.

Further downturns in the semiconductor and telecommunications industries could reduce the value of our inventories and cause a reduction in our profits.

Historically, we have experienced reductions in value of our inventories due to unexpected demand declines, resulting from a softening of the semiconductor and telecommunications industries. Such declines in inventory valuation in the past have caused us to write down several million dollars worth of inventory, which greatly reduced our profits for the given period. In 2001, for example, we wrote off approximately $4.3 million in excess inventory.